Mail-Stop 4561

  January 31, 2007


(Via facsimile and U.S. Mail)
Mr. Gary S. Olson
President and Chief Executive Officer
Essa Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

Re: Essa Bancorp, Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed January 22, 2007
       File Number 333-139157

Dear Mr. Olson:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

					 *  *  *  *  *
Form S-1
Summary
After-Market Stock Price Performance ...., page 7

1. Revise the second full paragraph on page 8 to disclose if the analysis indicated that the valuation was consistent with the comparables.

Benefits to Management and Potential....., page 12

2. Noting your response regarding the change in control and employment agreements and also noting that no agreements are yet in place, revise to add a risk factor captioned, "We will enter into employment and change in control agreements that may increase our compensation costs", or another similar caption and include therein the details of these agreements and to whom they will be with.

Material Income Tax Consequences, page 128

3. Revise the first paragraph to either delete the reference to a state tax opinion or add such opinion as an exhibit and summarize the opinion in the prospectus.

Experts, page 144

4. We note your response to comment 20 from our letter dated
December
29, 2006. Please revise your filing to comply with the disclosure requirements of Item 304 of Regulation S-K. Specifically, please revise to:

* specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof;
* specifically state whether the prior accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles;
* state whether the decision to change accountants was recommended or approved by your audit committee;
* state whether during your two most recent fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; and
* provide the disclosures required by Item 304(a)(2) of Regulation
S-
K regarding the appointment of your new accountants.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
















      Direct any questions on accounting matters to John Spitz at 202-551-3484, or to Joyce Sweeney, at 202-551-3449. Please direct any other questions to Michael R. Clampitt at 202-551-3434, or to me at 202-551-3491.

      						Sincerely,


							Todd Schiffman
							Assistant Director
							Financial Services Group





	(by facsimile)
             Marc P. Levy, Esq.
	 Luse Gorman Pomerenk & Schick, P.C.
	 5335 Wisconsin Avenue,N.W., Suite 400
	 Washington, DC 20015
	 Fax number 202-362-2902
Mr. Gary S. Olson
Essa Bancorp, Inc.
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